Exhibit 99.1

TD recommends shareholders reject TRC Capital Investment's below-market "mini tender" offer for common shares

Toronto, ON, January 12, 2024 - TD Bank Group ("TD" or the "Bank") (TSX: TD) (NYSE: TD) has received notice of an unsolicited mini-tender offer by TRC Capital Investment Corporation ("TRC Capital Investment") to purchase up to 1.5 million TD common shares, approximately 0.08% of the common shares outstanding as at January 10, 2024, at a below-market price of CAD $78.38 per share in cash.

TRC Capital Investment’s unsolicited offer price of CAD $78.38 per share is approximately 4.3% lower than the CAD $81.90 closing share price of TD’s common stock on January 10, 2024, the business day prior to the date of the offer.

TD does not endorse TRC Capital Investment’s unsolicited mini-tender offer, is not affiliated or associated in any way with TRC Capital Investment and recommends shareholders reject the offer.

TRC Capital Investment has made several similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to result in a holding of less than 5% of a company's outstanding shares, thereby avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Both the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has issued "tips for Investors" regarding mini-tender offers, noting that some bidders, in making the offers at below-market prices, are "hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price." The SEC's advisory may be found on the SEC website at http://www.sec.gov/investor/pubs/minitend.htm

The CSA's long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

TD strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

TD requests that a copy of this news release be included with any distribution of materials relating to TRC Capital Investment's mini-tender offer for TD shares.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.96 trillion in assets on October 31, 2023. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Media: Elizabeth Goldenshtein, Senior Manager, Corporate Communications, elizabeth.goldenshtein@td.com, 416-994-4124

Investor Relations: Brooke Hales, Vice President, Investor Relations, brooke.hales@td.com, 416-307-8647